

April 21, 2014

Via E-mail
Scott D. Peters
Chairman, Chief Executive Officer and President
Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
16435 N. Scottsdale Road, Suite 320
Scottsdale, AZ 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 25, 2014**
> **File No. 001-35568**
>
> **Healthcare Trust of America Holdings, LP**
> **Annual Report on Form 10-K**
> **Filed February 25, 2014**
> **File No. 333-190916**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties

1. We note your disclosure on page 35 that your occupancy rate includes leases you have executed but which have not yet commenced. In future Exchange Act periodic reports, please revise your occupancy rate such that it includes current leases, or advise.

Results of Operations, page 46

2.   In future Exchange Act periodic reports, please discuss leasing results for the prior period that include tenant improvement costs, leasing commissions, and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated.

3.   In future Exchange Act periodic reports, please compare new rents on new and renewed leases to prior rents, and discuss the relationship of market rents and expiring rents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Kellie Pruitt
        Chief Financial Officer
        Via E-mail